MM

06003019

SEC[...]SSION

...Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-52817

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GIA Financial Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9306 W. 58th Ave
(No. and Street)

ARVADA (City) Co (State) 80002 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Longo 303 423 0162
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JDS Professional Group
(Name – *if individual, state last, first, middle name*)

5655 S. Yosemite St., Ste 100 Englewood, Co. 80111
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Lonigro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GIA Financial Group LLC, as of Dec 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

MEGAN RICHARDSON NOTARY PUBLIC STATE OF COLORADO
My Commission Expires 12/31/2007
6355 Ward Rd.
Arvada, CO 80004

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GIA FINANCIAL GROUP, LLC.

Financial Statements As Of December 31, 2005
And 2004

Together With Independent Auditors' Report

JDS professional group
certified public accountants, consultants and advisors

INDEPENDENT AUDITORS' REPORT

To the Members of GIA Financial Group, LLC:

We have audited the accompanying statements of financial condition of GIA Financial Group, LLC. (the "Company") as of December 31, 2005 and 2004, and the related statements of operations, changes in member's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GIA Financial Group, LLC. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

JDS Professional Group

February 8, 2006

ASSETS	2005	2004
Cash	$ 10,330	$ 16,121
Commissions receivable	7,655	2,731
TOTAL ASSETS	$ 17,985	$ 18,852
LIABILITIES AND MEMBERS' EQUITY		
Liabilities:		
Commissions payable	$ 6,909	$ 1,821
Members' Equity	11,076	17,031
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 17,985	$ 18,852

The accompanying notes are an integral part of the financial statements.

Statements Of Operations And Changes In Members' Equity
For The Years Ended December 31, 2005 And 2004

	2005	2004
Revenue:		
Commissions income	$ 66,575	$ 29,351
Other	1,582	1,500
Total Revenue	68,157	30,851
Expenses:		
Commissions	58,591	24,573
Consulting fees	10,600	
Professional fees	1,859	1,742
Regulatory fees	2,556	1,551
Insurance	481	607
General and administrative	25	
Total Expenses	74,112	28,473
NET INCOME	(5,955)	2,378
MEMBERS EQUITY, BEGINNING OF YEAR	17,031	14,653
MEMBERS' EQUITY, END OF YEAR	$ 11,076	$ 17,031

The accompanying notes are an integral part of the financial statements.

	2005	2004
Cash flows from operating activities:		
Net income (loss)	$ (5,955)	$ 2,378
Adjustments to reconcile net income to net to cash provided by operating activities:		
(Increase) in commissions receivable	(4,924)	(619)
Increase (decrease) in commissions payable	5,088	(57)
Net cash provided by (used in) operating activities	(5,791)	1,702
NET INCREASE (DECREASE) IN CASH	(5,791)	1,702
CASH, BEGINNING OF YEAR	16,121	14,419
CASH, END OF YEAR	$ 10,330	$ 16,121

(1) **Nature Of Company**

GIA Financial Group, LLC ("Company") was organized as a Colorado limited liability company on June 13, 2000. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company sells mutual funds and variable products.

The Company consists of two members. The operating agreement provides that each member share in the profits and losses pro rata based on their percentage interests in the Company on each day of the Company's taxable year.

The Company is not subject to federal and state income taxes. Each member reports their distributive share of income, gain, loss, deductions or credits on their respective income tax returns.

The Company does not hold customer securities or perform custodial functions relating to customer accounts, and therefore is exempt from the possession and control requirements of the Securities and Exchange Commission Rule 15c3-3 under 15c3-3(k)(1).

(2) **Summary Of Significant Accounting Policies**

Basis Of Accounting

The financial statements of the Company have been prepared on the accrual basis.

Use Of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimated.

Cash And Cash Equivalents

For purposes of the statement of cash flows, the Company considers demand deposits and short-term investments with original maturities of three months or less as cash and cash equivalents.

Accounts Receivable

Accounts receivable primarily consists of commissions due from annuity/mutual fund companies. The Company prepares accruals when it is certain that the commissions will be paid within 30 days.

Revenue Recognition

Revenue is recorded as income when it is believed to be collectible within 30 days.

Income Tax

The Company is treated as a partnership for federal income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the tax returns of the members and taxed depending on their respective tax status. Therefore, the financial statements do not reflect a provision for income taxes.

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of December 31, 2005, the Company had net capital of $11,076, which was $6,076 in excess of its required net capital of $5,000. The Company's net capital ratio was .62 to 1.

(4) Related Party Transactions

For the year ended December 31, 2005, the Company paid $4,050 for services rendered to the Company by Paul V. LoNigro, President.

(5) Subsequent Event

On December 31, 2005, Gary Short transferred his 50% ownership in GIA Financial Group, LLC. to Paul LoNigro, effect January 1, 2006. As of January 1, 2006, Paul Lo Nigro has 100% ownership in GIA.

SCHEDULE I

Net capital		
Total member's equity qualified for net capital	$	11,076
Total capital		11,076
Deductions and/or charges		
Non-allowable assets:		
Commissions receivable		
Net capital	$	11,076
Aggregate indebtedness		
Items included in statement of financial condition:		
Commission payable	$	6,909
Total aggregate indebtedness	$	6,909
Computation of basis net capital requirement		
Minimum net capital required	$	5,000
Excess net capital at 1,000 percent	$	6,076
Ratio: Aggregate indebtedness to net capital		.62 to 1

Reconciliation with the Company's computation:

There is no material difference between the audited net capital and the Company's computation as reflected in Part II of Form X-17A-5 as of December 31, 2005, and therefore no reconciliation is necessary.

SCHEDULE II

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	Exemption from rule 15c3-3 is claimed (limited basis)
Information Relating to the Possession or Control Requirements Under Rule 15c3-3	Exemption from rule 15c3-3 is claimed (limited basis)
Schedule of Segregation Requirements and Funds in Segregation Pursuant to the Commodity Exchange Act	Not applicable
A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1, the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3, the Schedule of segregation Requirements and Funds in Segregation, and Corresponding Computations made by the Independent Auditors Based on the Audited Financial Statements	Exemption from rule 15c3-3 is claimed (limited basis)